August 17, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Room 4561

Attention:  Morgan Youngwood

Re:          Digimarc Corporation

Item 4.01 Form 8-K

Filed June 20, 2005

File No. 000-28317

Dear Mr. Youngwood:

In response to the comment letter dated August 5, 2005 from Stephen Krikorian, Accounting Branch Chief, Digimarc Corporation (the “Company”) filed a Form 8-K/A on August 15, 2005, amending Item 4.01 of the Form 8-K filed by the Company on June 20, 2005.

As requested in the comment letter from Mr. Krikorian, the Company acknowledges that:

(a)    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (503) 469-4800 if you have any questions.

Sincerely,

/s/ Marc S. Bocci
Marc S. Bocci
Associate General Counsel